

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

Yongwei Hu
Chairman and Chief Executive Officer
Bon Natural Life Ltd
C601 Gazelle Valley No. 69 Jinye Road
Xi'an Hi-Tech Zone
Xi'an China

> **Re: Bon Natural Life Ltd**
> **Registration Statement on Form F-1**
> **Filed December 7, 2020**
> **File No. 333-251182**

Dear Mr. Hu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Regulations on Production and Sale of Food Products, page 85

1.  We note your revised disclosure on page 85 in response to prior comment 2. Please revise to remove statements that "Silymarin is safe in humans," that "Applephenon® is safe and non toxic" and that "Stachyose is a safe ordinary food." Only a government agency with the requisite authority can make conclusive determinations about safety.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:      Joe Laxague, Esq.